Filed Pursuant to Rule 433 Registration No. 333-272447 Free Writing Prospectus dated September 19, 2024 to Preliminary Pricing Supplement dated September 19,2024

Contingent Income Auto-Callable Securities due September 24, 2026 Based on the Worst Performing of the S&P 500® Index, the Russell 2000® Index and the Nasdaq-100 Index®

Principal at Risk Securities

This document provides a summary of the terms of the securities. Investors must carefully review the accompanying preliminary pricing supplement referenced below, underlying supplement, prospectus supplement and prospectus, and the “Risk Considerations” on the following page, prior to making an investment decision.

SUMMARY TERMS
Issuer:	Canadian Imperial Bank of Commerce
Underlying Indices:	S&P 500® Index (the “SPX Index”), Russell 2000® Index (the “RTY Index”) and Nasdaq-100 Index® (the “NDX Index”)
Stated Principal Amount:	$1,000 per security
Issue Price:	$1,000 per security
Pricing Date:	September 20, 2024
Original Issue Date:	September 25, 2024 (3 Business Days after the Pricing Date)
Final Observation Date:	September 21, 2026, subject to postponement as described under “Certain Terms of the Notes—Valuation Dates—For Notes Where the Reference Asset Consists of Multiple Indices” in the accompanying underlying supplement.
Maturity Date:	September 24, 2026
Automatic Early Redemption:	If, on any quarterly Observation Date beginning on March 20, 2025 and ending on June 22, 2026, the Closing Level of each Underlying Index is greater than or equal to its Initial Index Value, the securities will be automatically redeemed for an Early Redemption Payment on the related Coupon Payment Date. No further payments will be made on the securities once they have been redeemed.
Early Redemption Payment:	The Early Redemption Payment will be an amount equal to (i) the Stated Principal Amount plus (ii) the Contingent Quarterly Coupon with respect to the related Observation Date.
Contingent Quarterly Coupon:

•       If, on any Observation Date, the Closing Level of each Underlying Index is greater than or equal to its Coupon Barrier Level, we will pay a Contingent Quarterly Coupon of $22.875 per security (equivalent to an annual rate of 9.15%) on the related Coupon Payment Date.

•       If, on any Observation Date, the Closing Level of any Underlying Index is less than its Coupon Barrier Level, no Contingent Quarterly Coupon will be paid with respect to that Observation Date.

Observation Dates:	Quarterly, on December 20, 2024, March 20, 2025, June 20, 2025, September 22, 2025, December 22, 2025, March 20, 2026, June 22, 2026 and September 21, 2026 (the “final Observation Date”). Each Observation Date is subject to postponement for non-Trading Days and certain Market Disruption Events as described under “Certain Terms of the Notes—Valuation Dates—For Notes Where the Reference Asset Consists of Multiple Indices” in the underlying supplement.
Coupon Payment Dates:	With respect to each Observation Date other than the final Observation Date, the third Business Day after the related Observation Date. The payment of the Contingent Quarterly Coupon, if any, with respect to the final Observation Date will be made on the Maturity Date. Each Coupon Payment Date is subject to postponement as described under “Certain Terms of the Notes—Interest Payment Dates, Coupon Payment Dates, Call Payment Dates and Maturity Date” in the underlying supplement.
Payment at Maturity

•   If the Final Index Value of each Underlying Index is greater than or equal to its respective Downside Threshold Level: (i) the Stated Principal Amount plus (ii) if the Final Index Value of each Underlying Index is greater than or equal to its Coupon Barrier Level, the Contingent Quarterly Coupon with respect to the final Observation Date

•   If the Final Index Value of any Underlying Index is less than its Downside Threshold Level: (i) the Stated Principal Amount multiplied by (ii) the Index Performance Factor of the Worst Performing Underlying Index.

Under these circumstances, the Payment at Maturity will be less than 70% of the Stated Principal Amount of the securities and could be zero. Even with any Contingent Quarterly Coupons, the return on the securities could be negative

Coupon Barrier Level:	With respect to each Underlying Index, 75.00% of its Initial Index Value
Downside Threshold Level:	With respect to each Underlying Index, 70.00% of its Initial Index Value
Index Performance Factor of the Worst Performing Underlying Index:	With respect to the Worst Performing Underlying Index, its Final Index Value divided by its Initial Index Value
Worst Performing Underlying Index:	The Underlying Index with the lowest Final Index Value as compared to the respective Initial Index Value
Initial Index Value:	With respect to each Underlying Index, its Closing Level on the Pricing Date.
Final Index Value:	With respect to each Underlying Index, its Closing Level on the final Observation Date.
CUSIP/ISIN:	13607XTP2 / US13607XTP23
Initial Estimated Value:	Between $939.80 and $959.80 per security, which is expected to be less than the price to public
Preliminary Pricing Supplement:	https://www.sec.gov/Archives/edgar/data/1045520/000110465924101322/tm2423152d43_424b2.htm

Hypothetical Payout at Maturity (if the securities have not been previously redeemed)
Percentage Change in Worst Performing Underlying Index	Payment at Maturity (excluding any coupon payable at maturity)
50.00%	$1,000.00
40.00%	$1,000.00
30.00%	$1,000.00
20.00%	$1,000.00
10.00%	$1,000.00
5.00%	$1,000.00
2.00%	$1,000.00
0.00%	$1,000.00
-10.00%	$1,000.00
-20.00%	$1,000.00
-30.00%	$1,000.00
-31.00%	$690.00
-50.00%	$500.00
-60.00%	$400.00
-80.00%	$200.00
-100.00%	$0.00

We have filed a registration statement (including an underlying supplement, a prospectus supplement and a prospectus) with the SEC for the offering to which this document relates. Before you invest, you should read these documents and other documents that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent or any dealer participating in this offering will arrange to send you these documents if you so request by calling toll-free at 1-833-931-0275.

Underlying Indices

For more information about the Underlying Indices, including historical performance information, see the accompanying preliminary pricing supplement.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

Risks Relating to the Structure of the Securities

•	The securities do not guarantee the return of any principal.
•	The securities do not provide for regular interest payments, and you may receive no Contingent Quarterly Coupons on most or all of the Coupon Payment Dates.
•	The Automatic Early Redemption feature limits your potential return.
•	Investors will not participate in any appreciation in the level of any Underlying Index and the return on the securities will be limited to any Contingent Quarterly Coupons paid on the securities.
•	Higher Contingent Quarterly Coupon or lower Coupon Barrier Level or Downside Threshold Level are generally associated with a reference asset with greater expected volatility and therefore can indicate a greater risk of loss.
•	The payments on the securities are based only on the Closing Levels of the Underlying Indices on the Observation Dates.
•	You are exposed to the price risk of each Underlying Index, with respect to both the Contingent Quarterly Coupons, if any, and the Payment at Maturity, if any.
•	Because the securities are linked to the performance of the Worst Performing Underlying Index, you are exposed to greater risks of receiving no Contingent Quarterly Coupons and sustaining a significant loss on your investment than if the securities were linked to just one index.

Risks Relating to the Underlying Index

•	The securities are subject to small-capitalization risk.
•	There are risks associated with investments in securities linked to the value of non-U.S. equity securities.
•	Governmental regulatory actions, such as sanctions, could adversely affect your investment in the securities.
•	Adjustments to the Underlying Indices could adversely affect the value of the securities.

Conflicts of Interest

•	Certain business, trading and hedging activities of us and our affiliates may create conflicts with your interests and could potentially adversely affect the value of the securities.
•	There are potential conflicts of interest between you and the calculation agent.

General Risks

•	Payments on the securities are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the securities.
•	The Bank’s initial estimated value of the securities will be lower than the initial issue price (price to public) of the securities.
•	The Bank’s initial estimated value does not represent future values of the securities and may differ from others’ estimates.
•	The Bank’s initial estimated value of the securities will not be determined by reference to credit spreads for our conventional fixed-rate debt.
•	If CIBCWM were to repurchase your securities after the Original Issue Date, the price may be higher than the then-current estimated value of the securities for a limited time period.
•	Economic and market factors may adversely affect the terms and market price of the securities prior to maturity or early redemption.

•	The securities will not be listed on any securities exchange and we do not expect a trading market for the securities to develop.

Tax Considerations

You should review carefully the discussion in “Additional Information About the Securities — United States Federal Income Tax Considerations” and “— Certain Canadian Federal Income Tax Considerations” in the accompanying pricing supplement, “Material U.S. Federal Income Tax Consequences” in the underlying supplement and “Material Income Tax Consequences—Canadian Taxation” in the prospectus concerning the U.S. and the Canadian federal income tax consequences of an investment in the securities, and you should consult your tax adviser.

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